6 February 2024

RELX PLC

Additional Listing

RELX PLC (the Company) has made an application to the Financial Conduct Authority (FCA) and the London Stock Exchange (LSE) for a block listing of 6,000,000 ordinary shares of 14 51/116p each for admission to trading on the LSE, and admission to the FCA’s Official List. The shares will rank pari passu with the existing issued shares of the Company.

300,000 shares from this application will be used in connection with the RELX Group plc 2013 SAYE Share Option Scheme, 5,200,000 shares will be used in connection with the RELX Group plc Executive Share Option Scheme 2013, 100,000 shares will be used in connection with the RELX PLC Sharesave Plan 2023, 100,000 shares will be used in connection with the RELX PLC Executive Share Ownership Scheme 2023 and 300,000 shares will be used in connection with the RELX PLC Employee Share Purchase Plan 2023.

Admission of the shares is expected on 9 February 2024.